

08027977

UNITED STATES
ſIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46743

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/07____ AND ENDING _12/31/07_
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Winning Edge Financial Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

75 Madison Avenue
                 (No. and Street)

Clifton	NJ	07011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bennie Zangara, President   973-773-6600
                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, CPA
            (Name – *if individual, state last, first, middle name*)

110 Wall Street	NY	New York	10
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 0 2008
THOMSON FINANCIAL

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 2 9 2008

Washington, DC
100

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Bennie Zangara, President__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __The Winning Edge Financial Group, Inc__ , as of __December__ , 20 __07__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ben Zangara
Signature

President
Title

JOHNNY D. SANTIE.
NOTARY PUBLIC OF NEW JER.
My Commission Expires Aug. 21, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, NY 10005
212/709-8250

Independent Auditor's Report

The Shareholder
The Winning Edge Financial Group, Inc.

I have audited the accompanying statement of financial condition of The Winning Edge Financial Group, Inc. as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Winning Edge Financial Group, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen, CPA
New York, New York
February 12, 2008

The Winning Edge Financial Group, Inc.

Statement of Financial Condition

December 31, 2007

Assets

Current Assets		
Cash	$	87,596
Commissions receivable		22,053
Investment securities, at market		72,000
Prepaid expenses		525
Total Current Assets		182,174
Property, plant and equipment, at cost		42,455
Less: accumulated depreciation		(40,789)
Total property, plant and equipment, net		1,666
Total Assets		183,840

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	5,017
Income taxes payable	5,447
Total Current Liabilities	10,464
Deferred income taxes payable	21,500
Total Liabilities	31,964
Stockholder's Equity	
Common stock, $1 par value, 1,000 shares	
authorized, issued and outstanding	1,000
Paid-in capital	22,500
Retained earnings	128,376
Total Stockholder's Equity	151,876
Total Liabilities and Stockholder's Equity	$ 183,840

See accompanying notes to financial statements.

The Winning Edge Financial Group, Inc.

Statement of Operations

Year Ended December 31, 2007

Revenue:		
Commissions and other income		$214,725
Expenses:		
Commission and employee expense	$102,268	
General and administration expense	70,428	
Rental expense	18,900	
Depreciation	604	
Total Expenses		192,200
Income before taxes		22,525
Interest income		260
Provision for taxes		14,898
Net Income		$ 37,683

The Winning Edge Financial Group, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2007

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2007	$ 1,000	$ 22,500	$ 90,693	$ 114,193
Net Income			37,683	37,683
Balance, December 31, 2007	$ 1,000	$ 22,500	$ 128,376	$ 151,876

The Winning Edge Financial Group, Inc.

Statement of Cash Flows

Year Ended December 31, 2007

Cash Flows From Operating Activities

Net Income	$ 37,683
Add back depreciation	604
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in operating assets	
Commissions receivable	(1,486)
Decrease in operating liabilities	
Accrued expenses	(1,526)
Net Cash From Operating Activities:	35,275
Cash Flows From Investing Activities	
Unrealized appreciation of investments	(26,250)
Cash Flows From Financing Activities	
Deferred income taxes payable	8,465
Net Increase in Cash	17,490
Cash, Beginning of Year	70,106
Cash, End of Year	$ 87,596

See accompanying notes to financial statements.

The Winning Edge Financial Group, Inc.

Notes to Financial Statements

For the Year Ended December 31, 2007

1. Significant Accounting Policies

The Winning Edge Financial Group, Inc., (the Company) is a New Jersey Corporation conducting business as a securities broker dealer, registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

The Company prepares its financial statements on the accrual basis of accounting. Principal transactions and commission revenues and expenses from customer transactions are recorded on a settlement date basis, at the closing of the transaction.

Office furniture and equipment is depreciated under the straight line method for book purposes. For income tax purposes, accelerated depreciation is used. The difference between the two methods is a timing difference recorded in deferred tax provision.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Related Party Transactions

The Company leases office space from an affiliated company for an annual rent in 2007 of $18,000.

3. Other Investment

As of December 31, 2007 the value of NASDAQ stock held for investment was $72,000. The stock is marked to market each month, and unrealized income or loss is included in the statement of income, and the related tax liability is recorded in deferred taxes payable.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company was in compliance with these regulations.

The Winning Edge Financial Group, Inc

Compilation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

December 31, 2007

Schedule 1

Total Assets	$	183,840
Less Liabilities		(31,964)
		151,876
Less: Unallowable Assets		(2,191)
Net Capital before Haircuts on Securities Positions		149,685
Less: Haircuts		(10,800)
Net Capital		138,885
Minimum Net Capital required		(5,000)
Excess net capital		133,885
Aggregate indebtedness		(31,964)
Net Capital	$	138,885
Ratio AI to NC		-23%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported
on The Winning Edge Financial Group, Inc. FOCUS report - Part IIA as of December 31, 2007.

The Winning Edge Financial Group, Inc.
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended December 31, 2007

The Company does not effect transactions for anyone defined as a customer under

Rule 15c3-3. Accordingly, there are no items to report under the requirements of this

Rule.

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Shareholder of
The Winning Edge Financial Group Inc

In planning and performing my audit of the financial statements of The Winning Edge
Financial Group, Inc., (the Company), as of and for the year ended December 31, 2007,
in accordance with auditing standards generally accepted in the United States of America,
I considered its internal control over financial reporting (internal control) as a basis for
designing my auditing procedures for the purpose of expressing my opinion on the
financial statements, but not for the purpose of expressing an opinion on the effectiveness
of the Company's internal control. Accordingly, I do not express an opinion on the
effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC),
I have made a study of the practices and procedures followed by the Company including
consideration of control activities for safeguarding securities. This study includes tests of
such practices and procedures that I considered relevant to the objectives stated in rule
17a-5(g) in making the periodic computations of aggregate indebtedness and net capital
under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of
rule 15c3-3. Because the Company does not carry securities accounts for customers or
perform custodial functions relating to customer securities, I did not review the practices
and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and
   comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under
   Section 8 of Federal Reserve Regulation T of the Board of Governors of the
   Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen, CPA
New York, New York
February 12, 2008

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

The Winning Edge Financial Group, Inc.

Index to Financial Statements

December 31, 2007

